

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2019

Vipin K. Garg
Chief Executive Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, Maryland, 20878

      Re: Altimmune, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed August 9, 2019
          File No. 001-32587

Dear Dr. Garg:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Healthcare & Insurance

cc: Joseph C. Theis, Jr. - Goodwin Procter LLP